Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of Maxeon Solar Technologies, Ltd. for the registration of Ordinary Shares, Preference Shares, Warrants, Rights, Purchase Contracts, Debt Securities, and Units and to the incorporation by reference therein of our report dated March 24, 2022, with respect to the consolidated financial statements of Maxeon Solar Technologies, Ltd., and the effectiveness of internal control over financial reporting of Maxeon Solar Technologies, Ltd. included in its Annual Report (Form 20-F) for the year ended January 2, 2022, filed with the Security and Exchange Commission.

/s/ Ernst & Young LLP

Singapore

May 27, 2022